Exhibit 99.1

Gridsum Announces Nasdaq Stay Request Granted

BEIJING, November 23, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (Nasdaq: GSUM), announced that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for a further stay of any suspension action by Nasdaq pending the issuance of the Panel’s determination regarding the Company’s listing status following the hearing.

On November 6, 2018, the Company requested a hearing before the Panel to appeal the delisting determination from the staff of the Listing Qualifications Department of Nasdaq (the “Staff”), which automatically stayed the delisting of the Company’s securities for 15 calendar days or until November 21, 2018. At the time of the request, the Company also requested an extension of the stay beyond the 15-day period. On November 21, 2018, the Panel notified the Company that it had granted the request to extend the stay, allowing for the continued trading of the Company’s American depositary shares on Nasdaq until a final determination regarding the Company’s listing status is issued after its hearing. The Company’s hearing before the Panel is scheduled for December 13, 2018.

The Company continues to make significant progress in working with its independent auditors to finalize its audited financial statements as of and for the years ended December 31, 2015, 2016 and 2017, and to file its annual report on form 20-F for the year ended December 31, 2017.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the potential delisting of the Company’s American depositary shares, and the Company’s plan to file its 2017 Annual Report on Form 20-F, are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether a stay of delisting will be granted, potential difficulties in completing the audit of its financial statements, and potential difficulties in finalizing and filing its 2017 Annual Report on Form 20-F. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

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